COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 24th August 2006

Present:	A E Cook	-	Chairman
	W G Tucker	-	By telephone
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules dated 23rd August 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £10,907.52) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 11,432 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 23rd August 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

9/14

Closure report dated 23rd August 2006
Originator: Yorkshire Building Society

Schedule 1.1 to
General Purposes committee minute
dated 24th August 2006

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location	
005174483764	141103	3	0.939	0.914	MR	HURFORD	JA	YB668413C	7950	7,465.05	LA FILAISIERE	35134 THOURIE	FRANCE		JOHN	FRA	RED 24.2.06 D Cobb FRA
005777256566	151105	3	1.24	1.215	MISS	KELD	N	NX490736D	96	119.04	57 WHITFIELD AVENUE	PICKERING		YO18 7HX	NICOLA	SAL	
008870658765	161104	3	1.076	1.051	MISS	KELD	N	NX490736D	340	365.84	57 WHITFIELD AVENUE	PICKERING		YO18 7HX	NICOLA	SAL	
005174382264	141103	5	0.939	0.914	MRS	PEACHEY	LM	YM109284D	2450	2,300.55	128 THORNEY LEYS	WITNEY		OX28 5LS	LYNN MARGARET	COM	
005774918066	151105	3	1.24	1.215	MRS	PEACHEY	LM	YM109284D	96	119.04	128 THORNEY LEYS	WITNEY		OX28 5LS	LYNN MARGARET	COM	
008870347265	161104	5	1.076	1.051	MRS	PEACHEY	LM	YM109284D	500	538.00	128 THORNEY LEYS	WITNEY		OX28 5LS	LYNN MARGARET	COM	
									11432	**£10,907.52**							

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

RECEIVED
2006 SEP 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	11,432		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 11,432
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 24/8/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:19 07-Sep-06
Number	6421I

RNS Number:6421I
Cobham PLC
07 September 2006

To: Cobham Plc
Dated: September 6, 2006

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following a disposal of shares in the Company, the AEGON UK plc Group of Companies no longer has a notifiable interest in the relevant share capital of the Company.

Disposal(s):

5,000,000 (Ordinary) Shares in the name of Citibank Nominees Ltd.

Resultant Total:	30,180,979	
Held as follows:	30,180,979	Citibank Nominees Limited

For the purposes of the foregoing notification: -

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE;

(b) "the Act" shall mean the Companies Act 1985 and expressions used in this notification shall, unless the context otherwise requires, have the same meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addressed.

From:

Ryan Smith
Head of Corporate Governance
AEGON Asset Management UK plc

Mark Peden
Head of Mainstream Intl Equities
AEGON Asset Management UK plc

File No. 8234923

This information is provided by RNS
The company news service from the London Stock Exchange

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